The Mexico Equity and Income Fund, Inc.

Form N-SAR Report for the Period Ended 1/31/08

Item 77-C (1)

Results of Annual Stockholders Meeting

The Fund’s Annual Stockholders meeting was held on November 26, 2007, at 615 E. Michigan Street 2nd Floor, Milwaukee, Wisconsin 53202. As of October 15, 2007, the record date, outstanding shares of common and preferred stock were 3,474,168 and 1,429,336, respectively. Holders of 2,633,120 common shares and 1,157,536 preferred shares of the Fund were present at the meeting either in person or by proxy. These holders, as being holders of a majority of the outstanding shares of the Fund, constituted a quorum. The stockholders voted on four proposals. The stockholders elected two Directors to the Board of Directors, one by each share class. Stockholders, voting as a single class, did not approve an increase to the annual investment advisory fee payable to Pichardo Asset Management, S.A. de C.V., approved the Board of Director’s adoption of a Managed Distribution Plan, and approved an amendment to the Fund’s Articles Supplementary to permit preferred shareholders, at their sole discretion, to convert some or all of their outstanding shares of the Fund’s preferred stock into shares of common stock at relative net asset value. The following table provides information concerning the matters voted on at the meeting:

I. Election of Directors

Common Stockholders	Votes For	Votes Withheld

Gerald Hellerman	2,499,599	133,521

Preferred Stockholders

Glenn Goodstein	670,348	487,188

II. Approval of Increase in Annual Investment Advisory Fee

	Votes For	Votes Against	Abstained	Non Votes
Common Stockholders	621,879	890,940	47,825	1,072,476

Preferred Stockholders	179,396	601,954	800	375,386

III. Approval of the Board of Director’s Adoption of a Managed Distribution Plan

	Votes For	Votes Against	Abstained	Non Votes
Common Stockholders	1,334,084	182,089	44,472	1,072,476

Preferred Stockholders	764,616	16,379	1,155	375,386

IV. Approval of an Amendment to the Fund’s Articles Supplementary to PermitConversion of Preferred to Common Stock

	Votes For	Votes Against	Abstained	Non Votes
Common Stockholders	1,323,460	180,361	56,823	1,072,476

Preferred Stockholders	778,485	3,233	432	375,386